Filed Pursuant to Rule 424(b)(3)

Registration No. 333-173048

PLYMOUTH OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 9 DATED JANUARY 25, 2013

TO THE PROSPECTUS DATED NOVEMBER 1, 2011

This document ("Supplement No. 9") supplements and should be read in conjunction with the prospectus of Plymouth Opportunity REIT, Inc. dated November 1, 2011 (the "Prospectus"), as supplemented by Supplement No. 1, dated March 29, 2012, Supplement No. 2, dated May 11, 2012, Supplement No. 3, dated July 30, 2012, Supplement No. 4, dated August 13, 2012, Supplement No. 5, dated August 20, 2012, Supplement No. 6, dated August 23, 2012, Supplement No. 7, dated October 11, 2012, and Supplement No. 8, dated November 15, 2012 (collectively, the "Prior Supplements"). As used herein the terms "we," "our" and "us" refer to Plymouth Opportunity REIT, Inc. and, as required by context, Plymouth Opportunity OP, LP, which we refer to as our "operating partnership." Capitalized terms used in this supplement have the same meanings as set forth in the Prospectus. This Supplement No. 9 supplements, modifies, supersedes and replaces information contained in the Prior Supplements. This Supplement No. 9 will be delivered with the Prospectus. The purpose of this Supplement No. 9 is to, among other things:

•	disclose operating information, including the status of the offering sale, the status of distributions, the status of our share repurchase program, the status of fees paid to our advisor, dealer manager and their affiliates, and our real estate investment summary;
•	update Real Estate and Real Estate-Related Investments; and
•	incorporate certain information by reference.

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TABLE OF CONTENTS

	Supplement No. 9 Page No.	Prospectus Page No.
Operating Information:

Status of the Offering	S-3	N/A
Status of Distributions	S-3	N/A
Share Repurchase Program	S-3	N/A
Fees Earned and Expenses Reimbursable to our Sponsor and the Dealer Manager	S-4	N/A
Real Estate Investment Summary	S-4	N/A
Selected Financial Data	S-5	N/A

Prospectus Updates:

Prospectus Cover	S-6
Suitability Standards	S-6
Real Estate and Real Estate-Related Investments	S-6	116
Description of Shares	S-7	160
Plan of Distribution	S-7	176
Experts	S-7	178
Incorporation of Certain Information by Reference	S-7	178

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OPERATING INFORMATION

Status of the Offering

We commenced this offering of 65,000,000 shares of common stock on November 1, 2011. On July 26, 2012, we broke escrow with respect to subscriptions from all states where we are conducting this offering except Ohio, Pennsylvania and Tennessee, which have minimum offering amounts of $20.0 million, $25.0 million and $10.0 million, respectively. As of December 12, 2012, we had accepted aggregate gross offering proceeds of $3.43 million related to the sale of 349,000 shares of common stock, all of which were sold in the primary offering.

Except with respect to subscriptions from Ohio, Pennsylvania and Tennessee, subscribers should make their checks payable to "Plymouth Opportunity REIT, Inc." Until we have raised $20.0 million, $25.0 million and $10.0 million, respectively, from persons not affiliated with us or our advisor, Ohio, Pennsylvania and Tennessee investors should continue to make their checks payable to "People's United Bank, as Escrow Agent for Plymouth Opportunity REIT, Inc."

We will offer shares of our common stock until November 1, 2013, provided that this offering will be terminated if all 65 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan, or DRIP, for sale in this offering).

Status of Distributions

On August 22, 2012, our Board of Directors declared a stock distribution of 0.015 shares of our common stock, or 1.5% of each outstanding share of common stock. This stock distribution was paid on October 15, 2012. On November 14, 2012, our Board of Directors declared a stock distribution of 0.015 shares of our common stock, or 1.5% of each outstanding share of common stock, to the stockholders of record at the close of business on December 31, 2012. This stock distribution will be paid on January 15, 2013. Our Board of Directors may reduce the amount of distributions paid or suspend distribution payments at and time, and therefore, distribution payments are not assured.

Share Repurchase Program

Our share repurchase program generally requires you to hold your shares for at least one year prior to submitting them for repurchase by us. Our share repurchase program also contains numerous restrictions on your ability to sell your shares to us. During any 12-month period, we may repurchase no more than 5.0% of the weighted-average number of shares outstanding during the prior calendar year. Further, the cash available for redemption on any particular date will generally be limited to the proceeds from our distribution reinvestment plan (DRIP) and will limit the amount we spend to repurchase shares in a given quarter to the amount of proceeds we received from the DRIP in that same quarter. We may amend, suspend or terminate the program at any time upon 30 days' notice. As of September 30, 2012, we had no stock eligible for repurchase at the one-year holding requirement had not been met.

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 Fees Earned and Expenses Reimbursable to our Sponsor and the Dealer Manager

Summarized below are the fees earned by and expenses reimbursable to our sponsor, our advisor and our dealer manager for the three months and nine months ended September 30, 2012, respectively, and any related amounts payable as of September 30, 2012.

	Incurred		Payable as of
Form of Compensation	Three Months ended September 30, 2012	Nine Months Ended September 30, 2012	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
Selling commissions	$105,900	$105,900	$-	$-
Dealer manager fees			-	$-
Asset management fees	-	-	-	-
Reimbursable other offering costs	45,000	45,000	731,832	731,832
Reimbursable operating expenses(1)	55,342	147,578	964,215	964,215
	$206,242	$298,478	$1,696,047	$1,696,047

___________

(1) Our advisor may seek reimbursement for certain employee costs under the advisory agreement. We have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. These amounts totaled $245,402 for the three and nine months ended September 30, 2012 and, respectively, and were the only employee costs reimbursed under the advisory agreement through September 30, 2012.

As of September 30, 2012, our sponsor, Plymouth Group Real Estate LLC, has incurred approximately $2.208 million in costs on our behalf, including organization and offering expenses incurred on our behalf of $1.932 million. Through September 30, 2012, we have repaid $705,000 to our sponsor and will continue to reimburse our sponsor as cash flow permits. We reimburse our advisor for such costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spend by us on organization and offering expenses, does not exceed 15% of the gross offering proceeds of this offering as of the date of reimbursement In addition, at the end of the primary offering and again at the end of the offering under out dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that organization and offering expenses excluding underwriting compensation (which includes selling commissions, dealer manager fees and any other items viewed as underwriting compensation by FINRA) exceed 2% of the gross proceeds we raised in the respective offering.

Real Estate Investment Summary

We indirectly own, through our operating partnership, equity interests in two entities, one of which owns a multifamily property and the other owns three industrial buildings.

Entity	Membership Percentage	Property Types	Locations	Acquisition Date	Remaining Lease Term(1)	Number of Units/Sq. Ft.	Annualized NOI	Annualized Rental Income per Square Foot
Wynthrope Holdings, LLC	51.5%	Multifamily	Riverdale (Atlanta) GA	8/17/12	6 mos	270 Units	$456,696	$9.28
TCG Cincinnati DRE LP	12%	Industrial	Cincinnati, OH	9/10/12	4 yrs 8 mos	576,751 sq. ft.	$1,731,878	$5.67

_____

(1) Remaining lease term in years as of December 31, 2012, calculated on a weighted average basis, where applicable.

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Selected Financial Data

The following shows selected financial data as of September 30, 2012 and December 31, 2011 and the nine months ended September 30, 2012 and 2011. This information should be read in conjunction with our consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2012, each of which incorporated by reference into this prospectus.

	September 30, 2012	December 31, 2011
Balance Sheet Data:
Investments in Real Estate	$1,766,477	$-
Cash and Cash Equivalent	623,539	175,645
Deposit	100,000	-
Investment in REIT Securities	-	25,425
Total Assets	$2,490,016	$201,070

Total Liabilities	$-	$-
Total Equity	$2,490,016	$201,070

	Nine Months Ended September 30,	For the Period March 7, (inception) to September 30,
	2012	2011
Income
Total Income	$16,682

Total Expenses	963,716

Net Loss	$(947,034)	$-

Weighted average shares outstanding	66,987
Basic and diluted loss per share	$(14.14)

.

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PROSPECTUS UPDATES

Prospectus Cover

The Prospectus cover is supplemented by adding the following risk factor:

•	Own board of directors may change our investment policies and objectives generally and at the individual investment level without stockholder approval, which could alter the notice of your investment.

Suitability Standards

The disclosure in the second bullet point in the fourth paragraph of this section is hereby amended to delete the reference to "Ohio."

The disclosure in the fourth paragraph of this section is supplemented by adding the following language:

•	Ohio – In addition to the suitability requirements described above, it is recommended that investors should invest, in the aggregate, no more than 10% of their liquid net worth in our shares and securities of other non-traded real estate investment programs. "Liquid net worth" is defined as that portion of net worth (total assets, exclusive of home, home furnishings, and automobiles, minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Real Estate and Real Estate –Related Investments

The following disclosure is added to page 116 of the Prospectus following the caption "Investment Objectives and Criteria":

On August 17, 2012, through our operating partnership, we acquired a 51.5% equity interest in Colony Hills Capital Residential II, LLC, ("CHCR II") which is a joint venture with Colony Hills Capital. The purchase price we paid for our equity interest was $1,250,000. We funded the purchase price with proceeds from our offering. CHRC II is the sole member of Wynthrope Holdings, LLC, which owns Wynthrope Forest Apartments, a 23 building, 270 unit multifamily complex located in Riverdale, a suburb of Atlanta, Georgia. The property was 93.3% occupied at the time of acquisition, with a majority of the leases ranging from one year or longer. The total purchase price the joint venture paid for the property was $13.9 million which includes $10.6 million of secured debt.

On September 10, 2012, through our operating partnership, we acquired a 12% limited partnership interest in TCG Cincinnati DRE LP (the "Partnership"). The purchase price for the equity interest was $500,000. We funded the purchase price with proceeds from our offering. The Partnership owns three Class B industrial buildings comprising 576,751 square feet located in the Greater Cincinnati area. All three buildings were 100% occupied at the time of the investment, consisting of four tenants with leases ranging from two to ten years.

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Description of Shares–Distribution Reinvestment Plan–Eligibility

The disclosure on page 160 of the Prospectus is revised as follows:

The second sentence of this section is deleted in its entirety.

Plan of Distribution – Special Notice to Pennsylvania and Tennessee Investors

The disclosure on page 176 of the Prospectus is revised as follows:

The title of this section is hereby amended to read: "Plan of Distribution – Special Notice to Ohio, Pennsylvania and Tennessee Investors."

The disclosure in this section is supplemented to add the following language at the end of the section:

"We will also not sell any shares to Ohio investors unless we raise a minimum of $20 million in gross offering proceeds (including sales made to residents of other jurisdictions). Pending satisfaction of this condition, all subscription payments by Ohio investors will be placed in a segregated account held by the escrow agent, People's United Bank, in trust for Ohio subscribers' benefit, pending release to us. Purchases by persons affiliated with us, our sponsors or our advisor will not count toward the Ohio minimum. Until we have raised $20 million, Ohio investors should make their checks payable to "People's United Bank, as Escrow Agent for Plymouth Opportunity REIT, Inc." Once we have reached the Ohio minimum, Ohio investors should make their checks payable to "Plymouth Opportunity REIT, Inc."

Experts

The following paragraph is added immediately following the paragraph under the heading "Experts" on page 178 of the Prospectus:

The (i) consolidated financial statements of Plymouth Opportunity REIT, Inc. as of December 31, 2011 and for the period from March 7, 2011 (inception) to December 31, 2011, appearing in its Annual Report on Form 10-K for the year ended December 31, 2011, (ii) the statement of revenue and certain expenses of Wynthrope Forest for the year ended December 31, 2011, included in Plymouth Opportunity REIT’s Current Report on Form 8-K/A filed with the SEC on November 2, 2012, and (iii) the combined statement of revenue and certain expenses of Cincinnati Industrial Portfolio for the year ended December 31, 2011, included in Plymouth Opportunity REIT’s Current Report on Form 8-K/A filed with the SEC on November 26, 2012 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference

The following disclosure is added to page 178 of the Prospectus following the caption entitled "Where You Can Find More Information":

We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference in this prospectus on our website at www.plymouthreit.com. There is additional information about us and our affiliates on our website, but unless specifically incorporated by reference herein as described in the paragraphs below the consent of that site are not incorporated by reference in or otherwise a part of this prospectus.

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The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-173048), except for any document or portion thereof deemed to be "furnished" and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 28, 2012;
•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed with the SEC on May 11, 2012;
•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 14, 2012;
•	Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2012 filed with the SEC on November 14, 2012
•	Current Report on Form 8-K filed with the SEC on August 20, 2012;
•	Current Report on Form 8-K filed with the SEC on August 23, 2012;
•	Current Report on Form 8-K filed with the SEC on October 12, 2012;
•	Current Report on Form 8-K/A filed with the SEC on November 2, 2012;
•	Current Report on Form 8-K filed with the SEC on November 16, 2012; and
•	Current Report on Form 8-K/A filed with the SEC on November 26, 2012.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whole a prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (or incorporated into the documents that this prospectus incorporates by reference). To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

Plymouth Real Estate Capital LLC

Two Liberty Square, 10th Floor

Boston, Massachusetts 02109

Telephone: (617)340-3814

Fax: (617) 379-2404

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

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